Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

Jetwire	THURSDAY, APRIL 11 2013

Performance Statistics

On-Time Experience

American	Wed	MTD	Target

D-0	37.5	56.8	67.8

A+14	40.7	77.0	81.4

Eagle

D-0	34.0	63.0	74.0

A+14 DOT	25.8	71.5	80.8

Every Bag Counts

American	Wed	MTD*	DOT Standard
	4.93	2.63	2.50

* DOT claims per 1000 customers

Announcements

» Tom Horton Discusses the Importance of an Inclusive Workplace

In a Special Jetwire issued earlier today, Tom Horton discusses the importance of welcoming all customers and creating an inclusive workplace for our people. “We are a global airline, and we focus on being citizens of our country and of the world,” Tom stated. “Thanks in part to our Employee Resource Groups, which represent the unique interests and backgrounds of our people, American is frequently honored for the inclusive culture we have worked so hard to promote.” Tom concludes his message with a note of gratitude: “Thank you again for all you do – day in and day out – to maintain a safe, collaborative and inclusive workplace for our company, our customers, and our colleagues.”

» American is Düsseldorf-Bound

Today, American launches new nonstop service from Chicago O’Hare to Düsseldorf, Germany – a city that started as a small fishing town and has grown to become the third most populated city in Europe and American’s 19th international destination served from its Chicago hub. “We are very excited to be offering this new route to one of Europe’s premier business destinations,” said Franco Tedeschi, Vice President – Chicago. The daily nonstop service will be operated by our Boeing 767-300 aircraft. Why Düsseldorf? Find out more about our newest destination on new Jetnet.

» Get the Scoop on the Latest Arrivals!

Be sure to check out yesterday’s Arrivals newsletter for the latest news from American and US Airways. The April 10 issue discusses an update on uniform survey results, the March 23 Medal of Honor event, a spotlight on veteran employees and new routes to Houston and Hartford. Read it on new Jetnet!

American to Phase in Embraer 175 Aircraft for Regional Service in August

Beginning Sunday, April 14, customers can book flights on routes operated with new Embraer 175 aircraft on regional service between Chicago O’Hare (ORD) and Albuquerque (ABQ), New Orleans (MSY) and Pittsburgh (PIT). The flights will be available for travel starting Aug. 1. Effective Aug. 27, service from ORD on the E175s will expand to Kansas City (MCI), Minneapolis/St. Paul (MSP), Toronto, Canada (YYZ), and Washington Reagan National (DCA). And on Oct. 1, service will further expand from ORD to Houston Intercontinental (IAH), Newark (EWR), Philadelphia (PHL), Salt Lake City (SLC) and San Antonio (SAT). As previously announced, the aircraft are operating under a 12-year capacity purchase agreement with Republic Airline Inc. to provide large regional jet flying for American under the American Eagle brand.

AMR in the News

From Reuters

American to Expand Service from Los Angeles Hub

American plans to expand service from Los Angeles, one of its five major U.S. hubs that is an important business and leisure market, by adding flights to nine cities this year. New cities to be served from Los Angeles starting this summer include Pittsburgh; Columbus, Ohio; Indianapolis; and Hartford, Conn. Through agreements with feeder carriers, American will also add service to Bentonville, Arkansas, and the Oregon cities of Eugene and Redmond from Los Angeles. American said service from Los Angeles to Sao Paulo is due to begin in November pending U.S. government approval of its application to add more flights to Brazil from the United States. Last week, American began flying to Raleigh/Durham, North Carolina, from Los Angeles. Los Angeles is one of five key U.S. hubs American is counting on to drive growth. The others are Dallas/Fort Worth, New York, Miami and Chicago.

Industry News

From the Chicago Business Journal

United Inks Lease Extension at Newark

United won’t be leaving Newark anytime soon, signing a 20-year lease extension at the major hub for the carrier. United and United Express will continue their exclusive use of Terminal C and will operate additional flights from Terminals A and B. The airline also said it will invest $150 million in ongoing improvements throughout the term of the lease extension. United is also working with the Transportation Security Administration on a $100 million “in-line” baggage-screening system that is intended to speed movement of checked bags between the check-in counter and United aircraft at Newark. The new baggage system is expected to be finished by year’s end.

From Bloomberg.com

Virgin Atlantic Seeks Return to Black Via ‘Little Red’ Push

Virgin Atlantic rolled out a third domestic route in a bid to funnel more passengers from northern Britain to its London Heathrow hub. The service from Aberdeen, Scotland, takes the number of daily trips at the “Little Red” domestic arm to 26, after the introduction last week of flights from Edinburgh and Manchester. Virgin is adding its first all-U.K. routes in 28 years after losing passengers carried to its hub by ally bmi in 2012 when the airline merged with British Airways. While the service will bear Virgin’s livery and use operating slots secured by the carrier, the planes will be operated by Aer Lingus. Unlike BA, Lufthansa and Air France-KLM, Virgin opted not to develop a short-haul network feeding passengers onto its intercontinental flights, relying instead on demand for travel originating or ending in London. While an alliance with Delta should boost traffic from the U.S. by coordinating schedules and sharing flight codes, Virgin needs Little Red to tap the one-third of U.K. residents who live in northern England and Scotland, three or more hours from Heathrow by road or rail.

Crude Oil and Jet Fuel

Closing Fuel Prices for Wednesday, April 10

Crude oil was $94.64 a barrel, up $0.44 from the previous day. Jet fuel price was $120.54 a barrel, down $1.85.

It’s a Fact

With the new markets announced yesterday, we will serve 51 domestic and international destinations from our LAX hub, enhancing our global reach and providing more access and choices for customers traveling from this key business and leisure destination.

JETWIRE is published by Communications. All editions are available on Jetnet.

Editor—Lance Goulet, email: jetwire@aa.com

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law